Unity Bancorp Electronic EDGAR Proof

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Confirming Copy	off
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Documents

8-K	**form8k.htm**
	Unity Bancorp 8K
EX-99.1	**ex99-1.htm**
	1st Quarter 2012 Earnings Release
GRAPHIC	**bancp.jpg**
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Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value></value></field>
                <field sid="SubContact_contactPhoneNumber_"><value></value></field>
                <popup sid="SubSro_sroId_"><value>NASD</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000920427</value></field>
                <field sid="SubFiler_filerCcc_"><value>xwky#pc9</value></field>

                <field sid="SubTable_periodOfReport_"><value>04/26/12</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>form8k.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Unity Bancorp 8K</value></field>
                <data sid="data1"><filename>form8k.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99-1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>1st Quarter 2012 Earnings Release</value></field>
                <data sid="data2"><filename>ex99-1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>bancp.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>Unity Bancorp Logo</value></field>
                <data sid="data3"><filename>bancp.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF Version of 8K Filing</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>laurie.cook@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>brynn.barsony@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>amy.wasserbach@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>alan.bedner@unitybank.com</value></field>
        </page>
</XFDL>
```

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

April 26, 2012
Date of Report (Date of earliest event reported)

_____



UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431
(Commission File Number)

22-3282551
(IRS Employer Identification No.)

64 Old Highway 22
Clinton, NJ 08809
(Address of Principal Executive Office)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operation and Financial Condition**

     The Registrant issued a press release on April 26, 2012 announcing results for the three months ended March 31, 2012, the full text of which is incorporated by reference to this Item.

Item 9.01   **Financial Statements and Exhibits.**

(d)   *Exhibits*

EXHIBIT
99.1   Press release issued by the Registrant on April 26, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANCORP, INC.
(Registrant)

Date: April 26, 2012   By: /s/   Alan J. Bedner

Alan J. Bedner
EVP and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION
99.1	Press release issued by the Registrant on April 26, 2012



Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release:

April 26, 2012

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308

Unity Bancorp Reports First Quarter Earnings of $0.07 per Share

Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported net income available to common shareholders of $509 thousand, or $0.07 per diluted share, for the quarter ended March 31, 2012, compared to a net loss attributable to common shareholders of $164 thousand, or $0.02 per diluted share, for the same period a year ago. Return on average assets and average common equity for the quarter were 0.45% and 3.81%, respectively, compared to 0.11% and (1.31)% for the same period a year ago.

James A. Hughes, President and CEO, stated, "The continued improvement in our operating results is the result of our strategic initiatives. We have reduced the portfolio of loans outside our footprint, expanded our in-market business relationships and further reduced our cost of funds. I am extremely optimistic that the repositioning of the Company's balance sheet will allow us to further increase our profitability." He added, "We successfully opened our fifteenth branch in Washington Township (Warren County), New Jersey in March of this year."

Net Interest Income

Our net interest income has been impacted by the sustained low interest rate environment, which the Federal Open Market Committee ("FOMC") forecasts will continue into 2014. This rate environment has resulted in a tighter net interest margin as our earning assets continue to re-price at lower rates. Partially offsetting these declines are lower funding costs. However, as the Bank has been steadily reducing rates on its deposit products, the reduction in yield on earning assets is anticipated to exceed the benefits of further declines in the cost of funds.

Net interest income decreased $667 thousand to $6.8 million for the three months ended March 31, 2012 compared to the prior year's quarter. Factors affecting net interest income for the quarterly periods included:

· The yield on earning assets fell 63 basis points to 4.71%.

· Quarter over quarter, our mix of earning assets shifted as average loans decreased $27.9 million and federal funds sold increased $31.4 million.

· The cost of interest-bearing liabilities decreased 29 basis points to 1.41% for the quarter.

· Net interest margin contracted 36 basis points to 3.56% for the quarter ended March 31, 2012.

Noninterest Income

Our noninterest income consists primarily of branch and loan fee income, gains on the sale of SBA and mortgage loans and BOLI income. For the three months ended March 31, 2012, noninterest income amounted to $1.7 million, an increase of $460 thousand from the prior year period. Noninterest income was affected by the following factors:

· Branch fee income, which consists of deposit service charges and overdraft fees, increased $42 thousand or 12.2 percent compared to the prior year's quarter, as increased overdraft activity offset reduced deposit account service charges.

· Service and loan fee income increased $59 thousand compared to the prior year's period due to higher servicing fee income, partially offset by reduced payoff charges and other processing fees.

· Gains on sales of SBA loans amounted to $157 thousand on $1.9 million in sales, compared to $111 thousand on $1.2 million in sales in the prior year period.

· Gains on sales of residential mortgage loans amounted to $411 thousand, compared to $169 thousand in the prior year period due to a significant increase in the volume of mortgage loans originated and sold.

· Security gains of $224 thousand were realized during the quarter, compared to $125 thousand in the prior year.

Noninterest Expense

For the three months ended March 31, 2012, noninterest expenses were $6.0 million, a decrease of $199 thousand or 3.2% from the same period a year ago. Factors which affected noninterest expense include:

· Compensation and benefits expense increased $125 thousand or 4.1%, due to higher payroll expenses, mortgage origination commissions and equity compensation and related costs.

· Occupancy expense decreased $111 thousand or 15.4%, as the mild winter resulted in lower snow removal costs and prior year branch closures resulted in lower rental and leasehold depreciation expenses.

· Loan collection costs decreased $44 thousand or 19.6%, due to lower loan legal, forced placed insurance and other collection related expenses.

· OREO expenses fell $98 thousand or 44.1%, due to lower maintenance, utility and legal related expenses, partially offset by losses on the sale of OREO properties.

· Deposit insurance expense decreased $148 thousand to $171 thousand for the quarter. Effective April 1, 2011, the FDIC modified its assessment calculation method from a deposits-based method to an assets-based method. This resulted in a significantly lower assessment for the Company.

Financial Condition

At March 31, 2012, total assets were $810.2 million, flat from the prior year-end.

· Total securities increased $20.5 million since December 31, 2011, due to $32.1 million in security purchases, partially offset by sales and an increased level of prepayments.

· Total loans decreased $9.8 million or 1.7%, from $592.6 million at December 31, 2011 to $582.8 million at March 31, 2012. The Company plans to continue to shrink the SBA portfolio. Future loan growth is expected in both the commercial and residential portfolios. The net decrease was the result of the following:

  - SBA 7(a) loans decreased $1.6 million or 2.2%,

  - SBA 504 loans decreased $7.5 million or 13.5%,

  - Commercial loans increased $1.8 million or 0.6%,

  - Residential mortgage loans decreased $1.9 million or 1.4%, and

  - Consumer loans decreased $665 thousand or 1.4%.

· Core deposits, which exclude time deposits, increased $8.6 million during the year to $493.2 million. The increase was primarily due to a:

  - $7.4 million or 7.3% increase in noninterest-bearing demand deposits, and a

  - $2.9 million increase in savings deposits, partially offset by a

  - $1.7 million decrease in interest-bearing demand deposits.

· Time deposits decreased $9.5 million from year-end due to planned run off of a maturing high rate promotion that was completed late in 2008 to bolster liquidity.

· Shareholders' equity was $74.0 million at March 31, 2012, an increase of $444 thousand from year-end 2011, primarily due to the increase in net income.

· Book value per common share was $7.28 as of March 31, 2012.

· At March 31, 2012 the leverage, Tier I and Total Risk Based Capital ratios were 10.67%, 14.44% and 15.71%, respectively, all in excess of the ratios required to be deemed "well-capitalized".

Credit Quality

"Nonperforming assets declined from the prior year as the Company was successful in liquidating Bank owned properties", said James A. Hughes. "Nonperforming assets are down 10.2 percent from a year ago and there has been a reduction in our problem accounts from the prior year, and I expect this trend to continue. We are now well into the litigation process with our workout credits, and as a result, I expect that we will begin to see a predictable reduction in nonperforming assets in the future."

· Nonperforming assets totaled $23.8 million at March 31, 2012, or 4.08% of total loans and OREO, compared to $25.8 million or 4.33% of total loans and OREO at year-end 2011.

· At March 31, 2012, nonperforming loans totaled $22.2 million, a decrease of $563 thousand over the prior year-end.

· OREO assets totaled $1.6 million at March 31, 2012, a decrease of $1.4 million, compared to $3.0 million at year-end 2011.

· The allowance for loan losses totaled $16.3 million at March 31, 2012, or 2.80% of total loans. The provision for loan losses for the quarter ended March 31, 2012 was $1.2 million compared to $2.5 million for the prior year's quarter. .

· Net charge-offs were $1.2 million for the three months ended March 31, 2012, compared to $1.6 million for the same period a year ago.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $810 million in assets and $643 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 15 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800- 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements may be identified by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include those items included in our Annual Report on Form 10-K under the heading "Item IA-Risk Factors" as well as general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, our ability to manage and reduce the level of our nonperforming assets, and results of regulatory exams, among other factors.

UNITY BANCORP, INC.
SUMMARY FINANCIAL HIGHLIGHTS
March 31, 2012

						March 31, 2012 vs.	
						December 31, 2011	March 31, 2011
Amounts in thousands, except percentages and per share amounts		March 31, 2012		December 31, 2011	March 31, 2011	%	%
BALANCE SHEET DATA:							
Total assets	$	810,198	$	810,846	$ 820,833	-0.1%	-1.3%
Total deposits		643,101		643,971	656,776	-0.1%	-2.1%
Total loans		582,752		592,592	614,522	-1.7%	-5.2%
Total securities		128,061		107,536	120,815	19.1%	6.0%
Total shareholders' equity		74,002		73,558	70,381	0.6%	5.1%
Allowance for loan losses		(16,339)		(16,348)	(15,275)	-0.1%	7.0%
FINANCIAL DATA - QUARTER TO DATE:							
Income before provision (benefit) for income taxes	$	1,364	$	816	$ 72	67.2%	1794.4%
Provision (benefit) for income taxes		459		220	(148)	108.6%	410.1%
Net income		905		596	220	51.8%	311.4%
Preferred stock dividends & discount accretion		396		393	384	0.8%	3.1%
Income available (loss attributable) to common shareholders	$	509	$	203	$ (164)	150.7%	410.4%
Net income (loss) per common share - Basic (1)	$	0.07	$	0.03	$ (0.02)	133.3%	450.0%
Net income (loss) per common share - Diluted (1)	$	0.07	$	0.03	$ (0.02)	133.3%	450.0%
Return on average assets		0.45%		0.29%	0.11%	55.2%	309.1%
Return (loss) on average equity (2)		3.81%		1.51%	-1.31%	152.3%	390.8%
Efficiency ratio		71.80%		74.90%	71.56%	-4.1%	0.3%
SHARE INFORMATION:							
Market price per share	$	6.24	$	6.40	$ 6.95	-2.5%	-10.2%
Dividends paid	$	-	$	-	$ -	0.0%	0.0%
Book value per common share	$	7.28	$	7.24	$ 7.09	0.5%	2.6%
Average diluted shares outstanding (QTD)		7,792		7,782	7,219	0.1%	7.9%
CAPITAL RATIOS:							
Total equity to total assets		9.13%		9.07%	8.57%	0.7%	6.5%
Leverage ratio		10.67%		10.44%	10.15%	2.2%	5.2%
Tier 1 risk-based capital ratio		14.44%		14.33%	13.04%	0.8%	10.8%
Total risk-based capital ratio		15.71%		15.60%	14.30%	0.7%	9.9%
CREDIT QUALITY AND RATIOS:							
Nonperforming assets	$	23,831	$	25,801	$ 26,525	-7.6%	-10.2%
QTD net chargeoffs (annualized) to QTD average loans		0.83%		0.83%	1.05%	0.0%	-21.0%
Allowance for loan losses to total loans		2.80%		2.76%	2.49%	1.4%	12.4%
Nonperforming assets to total loans and OREO		4.08%		4.33%	4.30%	-5.8%	-5.1%
Nonperforming assets to total assets		2.94%		3.18%	3.23%	-7.5%	-9.0%

(1) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.
(2) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders' equity (excluding preferred stock).


UNITY BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
March 31, 2012


| | | | | March 31, 2012 vs. | |
| | | | | December 31, 2011 | March 31, 2011 |
Amounts in thousands, except percentages	**March 31, 2012**	December 31, 2011	March 31, 2011	%	%
ASSETS					
Cash and due from banks	$ **17,986**	$ 17,688	$ 15,478	1.7%	16.2%
Federal funds sold and interest-bearing deposits	**53,831**	64,886	39,880	-17.0%	35.0%
Cash and cash equivalents	**71,817**	82,574	55,358	-13.0%	29.7%
Securities available for sale	**110,181**	88,765	103,238	24.1%	6.7%
Securities held to maturity	**17,880**	18,771	17,577	-4.7%	1.7%
Total securities	**128,061**	107,536	120,815	19.1%	6.0%
SBA loans held for sale	**8,015**	7,668	9,933	4.5%	-19.3%
SBA loans held to maturity	**62,251**	64,175	74,657	-3.0%	-16.6%
SBA 504 loans	**47,651**	55,108	60,092	-13.5%	-20.7%
Commercial loans	**284,861**	283,104	283,135	0.6%	0.6%
Residential mortgage loans	**132,192**	134,090	132,512	-1.4%	-0.2%
Consumer loans	**47,782**	48,447	54,193	-1.4%	-11.8%
Total loans	**582,752**	592,592	614,522	-1.7%	-5.2%
Allowance for loan losses	**(16,339)**	(16,348)	(15,275)	-0.1%	7.0%
Net loans	**566,413**	576,244	599,247	-1.7%	-5.5%
Premises and equipment, net	**12,321**	11,350	10,782	8.6%	14.3%
Bank owned life insurance (BOLI)	**9,179**	9,107	8,885	0.8%	3.3%
Deferred tax assets	**7,115**	6,878	7,833	3.4%	-9.2%
Federal Home Loan Bank stock	**4,088**	4,088	4,206	0.0%	-2.8%
Accrued interest receivable	**3,672**	3,703	3,725	-0.8%	-1.4%
Other real estate owned (OREO)	**1,625**	3,032	2,602	-46.4%	-37.5%
Prepaid FDIC insurance	**2,386**	2,545	2,994	-6.2%	-20.3%
Goodwill and other intangibles	**1,526**	1,530	1,541	-0.3%	-1.0%
Other assets	**1,995**	2,259	2,845	-11.7%	-29.9%
Total assets	$ **810,198**	$ 810,846	$ 820,833	-0.1%	-1.3%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Noninterest-bearing demand deposits	$ **108,618**	$ 101,193	$ 91,247	7.3%	19.0%
Interest-bearing demand deposits	**103,018**	104,749	101,878	-1.7%	1.1%
Savings deposits	**281,535**	278,603	293,750	1.1%	-4.2%
Time deposits, under $100,000	**94,513**	102,809	110,050	-8.1%	-14.1%
Time deposits, $100,000 and over	**55,417**	56,617	59,851	-2.1%	-7.4%
Total deposits	**643,101**	643,971	656,776	-0.1%	-2.1%
Borrowed funds	**75,000**	75,000	75,000	0.0%	0.0%
Subordinated debentures	**15,465**	15,465	15,465	0.0%	0.0%
Accrued interest payable	**498**	523	569	-4.8%	-12.5%
Accrued expenses and other liabilities	**2,132**	2,329	2,642	-8.5%	-19.3%
Total liabilities	**736,196**	737,288	750,452	-0.1%	-1.9%
Cumulative perpetual preferred stock	**19,683**	19,545	19,146	0.7%	2.8%
Common stock	**53,846**	53,746	52,842	0.2%	1.9%
Accumulated deficit	**(345)**	(854)	(2,006)	59.6%	82.8%
Accumulated other comprehensive income	**818**	1,121	399	-27.0%	105.0%
Total shareholders' equity	**74,002**	73,558	70,381	0.6%	5.1%
Total liabilities and shareholders' equity	$ **810,198**	$ 810,846	$ 820,833	-0.1%	-1.3%
Issued common shares	**7,463**	7,459	7,222		
Outstanding common shares	**7,463**	7,459	7,222		

UNITY BANCORP, INC.
QTD CONSOLIDATED STATEMENTS OF INCOME
March 31, 2012

Amounts in thousands, except percentages and per share amounts	For the Three Months Ended			March 31, 2012 vs.			
				December 31, 2011		March 31, 2011	
	March 31, 2012	December 31, 2011	March 31, 2011	$	%	$	%
INTEREST INCOME							
Federal funds sold and interest-bearing deposits	**$ 32**	$ 35	$ 11	$ (3)	-8.6%	$ 21	190.9%
Federal Home Loan Bank stock	**51**	36	66	15	41.7%	(15)	-22.7%
Securities available for sale	**721**	645	864	76	11.8%	(143)	-16.6%
Securities held to maturity	**173**	163	287	10	6.1%	(114)	-39.7%
Total securities	**894**	808	1,151	86	10.6%	(257)	-22.3%
SBA loans	**924**	995	1,236	(71)	-7.1%	(312)	-25.2%
SBA 504 loans	**759**	855	955	(96)	-11.2%	(196)	-20.5%
Commercial loans	**4,183**	4,188	4,306	(5)	-0.1%	(123)	-2.9%
Residential mortgage loans	**1,655**	1,605	1,831	50	3.1%	(176)	-9.6%
Consumer loans	**560**	611	686	(51)	-8.3%	(126)	-18.4%
Total loans	**8,081**	8,254	9,014	(173)	-2.1%	(933)	-10.4%
Total interest income	**9,058**	9,133	10,242	(75)	-0.8%	(1,184)	-11.6%
INTEREST EXPENSE							
Interest-bearing demand deposits	**136**	152	139	(16)	-10.5%	(3)	-2.2%
Savings deposits	**354**	501	581	(147)	-29.3%	(227)	-39.1%
Time deposits	**913**	946	1,097	(33)	-3.5%	(184)	-16.8%
Borrowed funds and subordinated debentures	**847**	861	950	(14)	-1.6%	(103)	-10.8%
Total interest expense	**2,250**	2,460	2,767	(210)	-8.5%	(517)	-18.7%
Net interest income	**6,808**	6,673	7,475	135	2.0%	(667)	-8.9%
Provision for loan losses	**1,200**	1,150	2,500	50	4.3%	(1,300)	-52.0%
Net interest income after provision for loan losses	**5,608**	5,523	4,975	85	1.5%	633	12.7%
NONINTEREST INCOME							
Branch fee income	**386**	390	344	(4)	-1.0%	42	12.2%
Service and loan fee income	**302**	194	243	108	55.7%	59	24.3%
Gain on sale of SBA loans held for sale, net	**157**	114	111	43	37.7%	46	41.4%
Gain on sale of mortgage loans	**411**	445	169	(34)	-7.6%	242	143.2%
BOLI income	**73**	74	73	(1)	-1.4%	-	0.0%
Net security gains (losses)	**224**	(49)	125	273	-557.1%	99	79.2%
Other income	**162**	137	190	25	18.2%	(28)	-14.7%
Total noninterest income	**1,715**	1,305	1,255	410	31.4%	460	36.7%
NONINTEREST EXPENSE							
Compensation and benefits	**3,182**	2,900	3,057	282	9.7%	125	4.1%
Occupancy	**609**	619	720	(10)	-1.6%	(111)	-15.4%
Processing and communications	**534**	511	507	23	4.5%	27	5.3%
Furniture and equipment	**362**	349	384	13	3.7%	(22)	-5.7%
Professional services	**190**	217	202	(27)	-12.4%	(12)	-5.9%
Loan collection costs	**180**	319	224	(139)	-43.6%	(44)	-19.6%
OREO expenses	**124**	293	222	(169)	-57.7%	(98)	-44.1%
Deposit insurance	**171**	114	319	57	50.0%	(148)	-46.4%
Advertising	**146**	217	118	(71)	-32.7%	28	23.7%
Other expenses	**461**	473	405	(12)	-2.5%	56	13.8%
Total noninterest expense	**5,959**	6,012	6,158	(53)	-0.9%	(199)	-3.2%
Income before provision (benefit) for income taxes	**1,364**	816	72	548	67.2%	1,292	1794.4%
Provision (benefit) for income taxes	**459**	220	(148)	239	108.6%	607	410.1%
Net income	**905**	596	220	309	51.8%	685	311.4%
Preferred stock dividends & discount accretion	**396**	393	384	3	0.8%	12	3.1%
Income available (loss attributable) to common shareholders	**$ 509**	$ 203	$ (164)	$ 306	150.7%	$ 673	410.4%
Effective tax rate	**33.7%**	27.0%	-205.6%				
Net income (loss) per common share - Basic (1)	**$ 0.07**	$ 0.03	$ (0.02)				
Net income (loss) per common share - Diluted (1)	**$ 0.07**	$ 0.03	$ (0.02)				
Weighted average common shares outstanding - Basic	**7,460**	7,427	7,219				
Weighted average common shares outstanding - Diluted	**7,792**	7,782	7,219				

(1) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
March 31, 2012

| | For the Three Months Ended | | | | | |
| | March 31, 2012 | | | December 31, 2011 | | |
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 64,660	$ 32	0.20%	$ 86,323	$ 35	0.16%
Federal Home Loan Bank stock	4,088	51	5.02%	4,088	36	3.49%
Securities available for sale	102,101	782	3.06%	87,096	700	3.21%
Securities held to maturity	18,374	180	3.92%	13,747	168	4.89%
Total securities (A)	120,475	962	3.19%	100,843	868	3.44%
SBA loans	71,760	924	5.15%	74,523	995	5.34%
SBA 504 loans	51,710	759	5.90%	55,326	855	6.13%
Commercial loans	284,237	4,183	5.92%	282,963	4,188	5.87%
Residential mortgage loans	132,824	1,655	4.98%	135,186	1,605	4.75%
Consumer loans	47,608	560	4.73%	49,386	611	4.91%
Total loans (B)	588,139	8,081	5.52%	597,384	8,254	5.50%
Total interest-earning assets	$ 777,362	$ 9,126	4.71%	$ 788,638	$ 9,193	4.64%
Noninterest-earning assets:						
Cash and due from banks	15,949			15,000		
Allowance for loan losses	(16,788)			(16,851)		
Other assets	40,287			40,686		
Total noninterest-earning assets	39,448			38,835		
Total assets	$ 816,810			$ 827,473		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 108,988	$ 136	0.50%	$ 107,662	$ 152	0.56%
Savings deposits	283,261	354	0.50%	292,976	501	0.68%
Time deposits	156,999	913	2.34%	160,784	946	2.33%
Total interest-bearing deposits	549,248	1,403	1.03%	561,422	1,599	1.13%
Borrowed funds and subordinated debentures	90,465	847	3.70%	90,465	861	3.72%
Total interest-bearing liabilities	$ 639,713	$ 2,250	1.41%	$ 651,887	$ 2,460	1.49%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	100,496			99,672		
Other liabilities	3,249			3,228		
Total noninterest-bearing liabilities	103,745			102,900		
Total shareholders' equity	73,352			72,686		
Total liabilities and shareholders' equity	$ 816,810			$ 827,473		
Net interest spread		$ 6,876	3.30%		$ 6,733	3.15%
Tax-equivalent basis adjustment		(68)			(60)	
Net interest income		$ 6,808			$ 6,673	
Net interest margin			3.56%			3.39%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
March 31, 2012

	For the Three Months Ended					
	March 31, 2012			March 31, 2011		
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 64,660	$ 32	0.20%	$ 33,252	$ 11	0.13%
Federal Home Loan Bank stock	4,088	51	5.02%	4,206	66	6.36%
Securities available for sale	102,101	782	3.06%	105,027	912	3.47%
Securities held to maturity	18,374	180	3.92%	19,516	292	5.98%
Total securities (A)	120,475	962	3.19%	124,543	1,204	3.87%
SBA loans	71,760	924	5.15%	85,861	1,236	5.76%
SBA 504 loans	51,710	759	5.90%	61,998	955	6.25%
Commercial loans	284,237	4,183	5.92%	282,605	4,306	6.18%
Residential mortgage loans	132,824	1,655	4.98%	130,745	1,831	5.60%
Consumer loans	47,608	560	4.73%	54,849	686	5.07%
Total loans (B)	588,139	8,081	5.52%	616,058	9,014	5.91%
Total interest-earning assets	$ 777,362	$ 9,126	4.71%	$ 778,059	$ 10,295	5.34%
Noninterest-earning assets:						
Cash and due from banks	15,949			17,764		
Allowance for loan losses	(16,788)			(15,054)		
Other assets	40,287			39,767		
Total noninterest-earning assets	39,448			42,477		
Total assets	$ 816,810			$ 820,536		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 108,988	$ 136	0.50%	$ 103,550	$ 139	0.54%
Savings deposits	283,261	354	0.50%	289,805	581	0.81%
Time deposits	156,999	913	2.34%	174,620	1,097	2.55%
Total interest-bearing deposits	549,248	1,403	1.03%	567,975	1,817	1.30%
Borrowed funds and subordinated debentures	90,465	847	3.70%	90,465	950	4.20%
Total interest-bearing liabilities	$ 639,713	$ 2,250	1.41%	$ 658,440	$ 2,767	1.70%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	100,496			88,797		
Other liabilities	3,249			3,530		
Total noninterest-bearing liabilities	103,745			92,327		
Total shareholders' equity	73,352			69,769		
Total liabilities and shareholders' equity	$ 816,810			$ 820,536		
Net interest spread		$ 6,876	3.30%		$ 7,528	3.64%
Tax-equivalent basis adjustment		(68)			(53)	
Net interest income		$ 6,808			$ 7,475	
Net interest margin			3.56%			3.92%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

UNITY BANCORP, INC.
QUARTERLY ALLOWANCE FOR LOAN LOSSES AND LOAN QUALITY SCHEDULES
March 31, 2012

Amounts in thousands, except percentages	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
ALLOWANCE FOR LOAN LOSSES:					
Balance, beginning of period	$ 16,348	$ 16,447	$ 16,018	$ 15,275	$ 14,364
Provision for loan losses charged to expense	1,200	1,150	1,400	1,750	2,500
	17,548	17,597	17,418	17,025	16,864
Less: Chargeoffs					
SBA loans	615	735	310	592	711
SBA 504 loans	227	200	325	125	300
Commercial loans	346	290	450	521	548
Residential mortgage loans	113	73	-	-	142
Consumer loans	-	46	-	131	-
Total chargeoffs	1,301	1,344	1,085	1,369	1,701
Add: Recoveries					
SBA loans	53	26	111	71	8
SBA 504 loans	28	-	-	77	-
Commercial loans	11	15	3	214	98
Residential mortgage loans	-	50	-	-	4
Consumer loans	-	4	-	-	2
Total recoveries	92	95	114	362	112
Net chargeoffs	1,209	1,249	971	1,007	1,589
Balance, end of period	$ 16,339	$ 16,348	$ 16,447	$ 16,018	$ 15,275
LOAN QUALITY INFORMATION:					
Nonperforming loans (1)	$ 22,206	$ 22,769	$ 20,598	$ 25,099	$ 23,923
Other real estate owned (OREO)	1,625	3,032	3,555	2,722	2,602
Nonperforming assets	23,831	25,801	24,153	27,821	26,525
Less: Amount guaranteed by Small Business Administration	555	939	1,339	2,857	3,355
Net nonperforming assets	$ 23,276	$ 24,862	$ 22,814	$ 24,964	$ 23,170
Loans 90 days past due & still accruing	$ 3,165	$ 2,411	$ 2,191	$ 2,858	$ 4,248
Performing troubled debt restructurings (TDRs)	20,985	17,436	17,488	17,509	17,169
(1) Nonperforming TDRs included above	2,287	3,645	3,817	3,065	2,917
Total TDRs	23,272	21,081	21,305	20,574	20,086
Allowance for loan losses to:					
Total loans at quarter end	2.80%	2.76%	2.72%	2.60%	2.49%
Nonperforming loans (1)	73.58%	71.80%	79.85%	63.82%	63.85%
Nonperforming assets	68.56%	63.36%	68.10%	57.58%	57.59%
Net nonperforming assets	70.20%	65.75%	72.09%	64.16%	65.93%
QTD net chargeoffs (annualized) to QTD average loans:					
SBA loans	3.15%	3.77%	0.95%	2.44%	3.32%
SBA 504 loans	1.55%	1.43%	2.31%	0.33%	1.96%
Commercial loans	0.47%	0.39%	0.62%	0.43%	0.65%
Residential mortgage loans	0.34%	0.07%	0.00%	0.00%	0.43%
Consumer loans	0.00%	0.34%	0.00%	1.00%	-0.01%
Total loans	0.83%	0.83%	0.63%	0.66%	1.05%
Nonperforming loans to total loans	3.81%	3.84%	3.41%	4.08%	3.89%
Nonperforming loans and TDRs to total loans	7.41%	6.78%	6.31%	6.93%	6.69%
Nonperforming assets to total loans and OREO	4.08%	4.33%	3.98%	4.50%	4.30%
Nonperforming assets to total assets	2.94%	3.18%	2.94%	3.45%	3.23%

UNITY BANCORP, INC.
QUARTERLY FINANCIAL DATA
March 31, 2012

Amounts in thousands, except percentages and per share amounts	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
SUMMARY OF INCOME:					
Total interest income	**$ 9,058**	$ 9,133	$ 9,952	$ 10,196	$ 10,242
Total interest expense	**2,250**	2,460	2,599	2,725	2,767
Net interest income	**6,808**	6,673	7,353	7,471	7,475
Provision for loan losses	**1,200**	1,150	1,400	1,750	2,500
Net interest income after provision for loan losses	**5,608**	5,523	5,953	5,721	4,975
Total noninterest income	**1,715**	1,305	1,654	1,447	1,255
Total noninterest expense	**5,959**	6,012	6,101	6,247	6,158
Income before provision (benefit) for income taxes	**1,364**	816	1,506	921	72
Provision (benefit) for income taxes	**459**	220	420	277	(148)
Net income	**905**	596	1,086	644	220
Preferred stock dividends & discount accretion	**396**	393	386	395	384
Income available (loss attributable) to common shareholders	**$ 509**	$ 203	$ 700	$ 249	$ (164)
Net income (loss) per common share - Basic (1)	**$ 0.07**	$ 0.03	$ 0.09	$ 0.03	$ (0.02)
Net income (loss) per common share - Diluted (1)	**$ 0.07**	$ 0.03	$ 0.09	$ 0.03	$ (0.02)
COMMON SHARE DATA:					
Market price per share	**$ 6.24**	$ 6.40	$ 6.65	$ 6.79	$ 6.95
Dividends paid	**$ -**	$ -	$ -	$ -	$ -
Book value per common share	**$ 7.28**	$ 7.24	$ 7.25	$ 7.14	$ 7.09
QTD weighted average shares - basic	**7,460**	7,427	7,413	7,271	7,219
QTD weighted average shares - diluted	**7,792**	7,782	7,781	7,710	7,219
Outstanding common shares	**7,463**	7,459	7,413	7,412	7,222
OPERATING RATIOS (Annualized):					
Return on average assets	**0.45%**	0.29%	0.54%	0.32%	0.11%
Return (loss) on average equity (2)	**3.81%**	1.51%	5.27%	1.95%	-1.31%
Efficiency ratio	**71.80%**	74.90%	69.80%	69.74%	71.56%
BALANCE SHEET DATA:					
Total assets	**$ 810,198**	$ 810,846	$ 820,652	$ 806,163	$ 820,833
Total deposits	**643,101**	643,971	654,171	641,167	656,776
Total loans	**582,752**	592,592	603,633	615,105	614,522
Total securities	**128,061**	107,536	100,752	115,188	120,815
Total shareholders' equity	**74,002**	73,558	73,136	72,207	70,381
Allowance for loan losses	**(16,339)**	(16,348)	(16,447)	(16,018)	(15,275)
TAX EQUIVALENT YIELDS AND RATES:					
Interest-earning assets	**4.71%**	4.64%	5.21%	5.28%	5.34%
Interest-bearing liabilities	**1.41%**	1.49%	1.62%	1.67%	1.70%
Net interest spread	**3.30%**	3.15%	3.59%	3.61%	3.64%
Net interest margin	**3.56%**	3.39%	3.85%	3.88%	3.92%
CREDIT QUALITY:					
Nonperforming assets	**$ 23,831**	$ 25,801	$ 24,153	$ 27,821	$ 26,525
QTD net chargeoffs (annualized) to QTD average loans	**0.83%**	0.83%	0.63%	0.66%	1.05%
Allowance for loan losses to total loans	**2.80%**	2.76%	2.72%	2.60%	2.49%
Nonperforming assets to total loans and OREO	**4.08%**	4.33%	3.98%	4.50%	4.30%
Nonperforming assets to total assets	**2.94%**	3.18%	2.94%	3.45%	3.23%
CAPITAL RATIOS AND OTHER:					
Total equity to total assets	**9.13%**	9.07%	8.91%	8.96%	8.57%
Leverage ratio	**10.67%**	10.44%	10.69%	10.40%	10.15%
Tier 1 risk-based capital ratio	**14.44%**	14.33%	13.88%	13.41%	13.04%
Total risk-based capital ratio	**15.71%**	15.60%	15.14%	14.67%	14.30%
Number of banking offices	**15**	14	14	16	16
Number of ATMs	**16**	15	15	17	18
Number of employees	**171**	171	168	169	170

(1) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by weighted average shares outstanding.
(2) Defined as net income adjusted for dividends accrued and accretion of discount on perpetual preferred stock divided by average shareholders' equity (excluding preferred stock).